SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company (Issuer))

GRAND PRIX ACQUISITION CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

CA, INC.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Grand Prix Acquisition Corp.

c/o CA, Inc.

520 Madison Avenue

New York, New York 10022

1-800-225-5224

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$538,914,542	$62,621.87

*      Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rally Software Development Corp., at a purchase price of $19.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 25,647,582 issued and outstanding Shares, multiplied by $19.50 per Share; (ii) 1,508,101 Shares underlying outstanding options with an exercise price that is less than $19.50 per Share, multiplied by $9.80 per Share (which is equal to the difference between $19.50 and $9.70, the weighted average exercise price of such options that have an exercise price that is less than $19.50 per Share); (iii) 1,034,734 Shares subject to restricted stock units, multiplied by $19.50 per Share; (iv) 190,000 Shares estimated to be subject to outstanding rights under the 2013 Employee Stock Purchase Plan (the “ESPP”) (assuming that the closing price per Share as reported on The New York Stock Exchange on the last day of the offering period in effect under the ESPP was equal to the Offer Price), multiplied by $19.50 per Share; and (v) 7,951 Shares issuable pursuant to outstanding warrants with an exercise price less than $19.50 per Share, multiplied by $15.72 per Share, which is the offer price per Share minus the exercise price of such warrants of $3.78 per Share.

**    The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62,621.87	Filing party:	Grand Prix Acquisition Corp. CA, Inc.
Form or Registration No.:	Schedule TO-T (File No. 005-87804)	Date filed:	June 8, 2015

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed by CA, Inc., a Delaware Corporation (“Parent” or “CA”) and Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on June 8, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Purchaser (the “Offer”) for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rally Software Development Corp., a Delaware corporation (“Rally”), at a price of $19.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated June 8, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:01 A.M., Eastern Time, on July 8, 2015. Parent and Purchaser were advised by the Depositary that, as of the expiration of the Offer, a total of 21,921,209 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 84.59% of the outstanding Shares as of 12:01 A.M., Eastern Time, on July 8, 2015. Additionally, the Depositary advised Parent and the Purchaser that an additional 219,884 Shares had been tendered by notice of guaranteed delivery, representing approximately 0.84% of the outstanding Shares at such time. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.  All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and is required to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the acceptance of Shares tendered in the Offer, Purchaser acquired sufficient Shares to consummate the Merger without a vote of Rally’s stockholders in accordance with Section 251(h) of the DGCL, and on July 8, 2015, following acceptance of the tendered Shares, Purchaser merged with and into Rally, with Rally surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than shares owned by the Parent, Rally or Purchaser or any of their direct or indirect wholly owned subsidiaries and Shares with respect to which appraisal rights were properly exercised in accordance with the DGCL) was cancelled and automatically converted into the right to receive an amount equal to the Offer Price, net to the holder in cash, without interest and less any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act.

On July 8, 2015, Parent and Rally issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(B) hereto and incorporated herein by reference.”

Item 12 of the Schedule TO is hereby amended as follows:

All references to Exhibit (a)(5) shall henceforth be deemed to be references to Exhibit (a)(5)(A)

Item 12 of the Schedule TO is hereby further amended and supplemented to add the following exhibit immediately following Exhibit (a)(5)(A):

(a)(5)(B) Joint Press Release issued by CA, Inc. and Rally Software Development Corp., dated July 8, 2015.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRAND PRIX ACQUISITION CORP.

By:	/s/ Lawrence Egan

Name: Lawrence Egan
Title: President and Secretary

CA, INC.

By:	/s/ Michael C. Bisignano

Name: Michael C. Bisignano
Title: Executive Vice President, General Counsel and Corporate Secretary

Dated: July 8, 2015

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INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015*†
(a)(1)(B)	Letter of Transmittal*†
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(E)	Notice of Guaranteed Delivery*†
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 8, 2015†
(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp., and Stockholder thereto†
(a)(5)(A)

Joint Press Release of CA, Inc. and Rally Software Development Corp., dated May 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Grand Prix Acquisition Corp. and CA, Inc. with the Securities and Exchange Commission on May 27, 2015)

(a)(5)(B)	Joint Press Release issued by CA, Inc. and Rally Software Development Corp., dated July 8, 2015
(b)(1)

Amended and Restated Credit Agreement dated June 7, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CA, Inc. with the Securities and Exchange Commission on June 10, 2013)

(d)(1)

Acquisition Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Rally Software Development Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Rally Software Development Corp. with the Securities and Exchange Commission on May 27, 2015)

(d)(2)	Confidentiality Agreement, dated December 9, 2014, between Rally Software Development Corp. and CA, Inc.†
(g)	None
(h)	None

* Included in mailing to Rally stockholders.

† Previously filed.

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